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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                             U.S. TECHNOLOGIES INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    91272D309
                                 (CUSIP Number)

                            STEPHEN A. BOUCHARD, ESQ.
                          FLEISCHMAN AND WALSH, L.L.P.
                           1400 SIXTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 939-7911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person

         James V. Warren
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2. Check the Appropriate Box If A Member Of A Group*    (a) [ ]
                                                        (b) [ ]
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3.       SEC Use Only
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4.       Source of Funds

         PF
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5.       Check If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).                         [ ]
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6.       Citizenship Or Place Of Organization

         United States
--------------------------------------------------------------------------------
                           7.       Sole Voting Power
                                    7,818,652
Number of                  -----------------------------------------------------
Shares                     8.       Shared Voting Power
Bene-                               38,500
ficially                   -----------------------------------------------------
Owned                      9.       Sole Dispositive Power
by Each                             7,818,652
Reporting                  -----------------------------------------------------
Person With:      10.      Shared Dispositive Power
                                    38,500
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

         8,168,600
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares                                             [ ]
--------------------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)
         29.7%
--------------------------------------------------------------------------------
14.      Type Of Reporting Person
         IN
--------------------------------------------------------------------------------


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         The statement on Schedule 13D filed on April 7, 1997, as amended by
Amendment No. 1 filed on April 28, 1998 (collectively, the "Schedule 13D"), on behalf of James V. Warren is hereby amended to report that (i)Mr. Warren's power to vote 916,000 shares of common stock, par value $0.02 ("Common Stock"), of U.S. Technologies Inc. (the "Issuer") expired on January 1, 1999; (ii) Mr. Warren's wife, Jane G. Warren, sold 30,000 shares of Common Stock on the open market on January 8, 1999; (iii) Mr. Warren purchased 650,000 shares of Common Stock from USV Partners, LLC, a Delaware limited liability company ("USV"), in a private transaction on March 2, 1999; (iv) Mr. Warren purchased 100,000 shares of Common Stock from USV in a private transaction on March 31, 1999; and (v) Mr. Warren was granted options to purchase 1,500,000 shares of Common Stock on November 29, 1999.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended by adding the following:

         Mr. Warren used personal funds to effect the purchases of Common Stock that are being reported on this Amendment No. 2 to Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         Except as described in Item 5 of this Amendment No. 2 to this Schedule 13D, Mr. Warren does not have any current plans or proposals that relate to or would result in any of the actions set forth in parts (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         Item 5 of Schedule 13D is hereby amended by adding the following:

         (a),(b),(c) As described in Mr. Warren's Schedule 13D as originally filed, on April 7, 1997, Mr. Warren obtained the power to vote 916,900 shares of Common Stock through the grant of irrevocable proxies from Joyce S. Newlin, John
M. Buckley and Joe B. Young. Pursuant to these proxies, Mr. Warren's control of their voting rights in the Common Stock expired on January 1, 1999.

         On January 8, 1999, Mr. Warren's wife, Jane G. Warren, sold on the open market 30,000 shares of the 68,500 shares of Common Stock she owned at a price of $0.50 per share.

         On March 2, 1999, Mr. Warren purchased 650,000 shares of Common Stock at $0.26 per share from USV in a private transaction. Mr. Warren purchased an additional 100,000 shares


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of Common Stock from USV at $0.26 per share on March 31, 1999 in a private transaction.

         On November 29, 1999, the Issuer, Mr. Warren and J.L. ("Skip") Moore entered into a Management Agreement, which has been previously filed as Exhibit
5.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 1999 (the "Management Agreement"). Pursuant to the Management Agreement, Mr. Warren has been elected a Director, Co-Chairman and Co-Chief Executive Officer of the Issuer. In his positions as Co-Chairman and Co-Chief Executive Officer of the Issuer, Mr. Warren will serve throughout the term of the Management Agreement together with C. Gregory Earls, whose positions as Chairman and Chief Executive Officer have been modified to include Mr. Warren. The Management Agreement also provided, among other things, that Mr. Warren was entitled to receive options under the Issuer's 1999 Stock Option Plan to purchase a total of 1,500,000 shares of Common Stock at any time. Each option is exercisable for one share of Common Stock at a price of $0.122 per share.

         In light of the foregoing transactions, Mr. Warren beneficially owns 7,857,152 shares of Common Stock, which constitutes 29.7% of the outstanding shares of the Common Stock. With respect to these shares, Mr. Warren has the sole power to vote or to direct the vote of 7,818,652 of the shares and the sole power to dispose or direct the disposition of 7,818,652 of the shares. Mr. Warren shares the power to vote or to direct the vote of and dispose or direct the disposition of the 38,500 shares of Common Stock directly owned by his wife.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended by adding the following:

         As described above, under the Management Agreement, Mr. Warren was entitled to receive options to purchase a total of 1,500,000 shares of Common Stock at any time. Each option is exercisable for one share of Common Stock at a price of $0.122 per share. The Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 1999 contains a summary of the material terms of the Management Agreement and a copy of the document.




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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000

                                                     /s/ JAMES V. WARREN
                                                     ---------------------------
                                                     JAMES V. WARREN